Mail Stop 4561

June 18, 2009

Mr. Alfred R. Kahn
Chief Executive Officer
4 Kids Entertainment, Inc.
1414 Avenue of the Americas
New York, New York 10019

> **Re: 4Kids Entertainment, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed March 17, 2008**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2008**
> **Filed November 10, 2008**
> **File No. 1-16117**

Dear Mr. Kahn:

We have reviewed your response dated March 30, 2009 and considered the supplemental information you provided on April 21, 2009 regarding a co-production arrangement (the "Arrangement") with a significant customer (the "Customer") in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-Q for the Fiscal Quarter Ended September 30, 2008

Note 9 - Related Party, page 17

1.   We believe 4Kids practice of excluding 50% of its co-production costs from the scope of SOP 00-2 is inconsistent with its view that the consideration received from the Customer for 4 Kids production effort is revenue. If 4 Kids continues to believe that accounting for the Customer Arrangement as a revenue transaction is appropriate, we believe 4 Kids should restate its financial statements to apply SOP 00-2 to both the revenues generated and costs incurred to produce and distribute the film. We explain below our understanding of your accounting analysis, our rationale for the belief expressed above, and an alternative accounting treatment 4Kids may wish to consider. Our conclusion is based on your responses to our comments and the supplemental information provided April 21, 2009. New or different facts could warrant a different conclusion. If after

considering the points below, you continue to believe your historical accounting for the Customer Arrangement is correct, please provide the correspondence described in the guidance for consulting with the Office of Chief Accountant of the Commission included at the following web address
http://www.sec.gov/info/accountants/ocasubguidance.htm.

Our Understanding of your Accounting Analysis
In your March 30, 2009 response, you indicate that production costs incurred by 4Kids and reimbursed by the Customer are not subject to SOP 00-2 for three reasons.

- You note SOP 00-2, paragraph 92 indicates that the SOP did not address the accounting for co-production and co-financing arrangements with other entities that are beyond "standard" distribution arrangements. You believe the Arrangement with the Customer is one such arrangement. However, in your March 3, 2009 response, you assert that the Arrangement is not within the scope of EITF 07-1 because the Customer is not an active participant.
- You note that if 4Kids accounted for such costs under SOP 00-2 then 150% of the co-production costs (100% incurred by 4 Kids and 50% incurred by the Customer) would be accounted for under SOP 00-2. You believe this outcome provides support for your view that such costs should be excluded by 4Kids from SOP 00-2.
- You view the 50% of the co-production effort incurred by 4 Kids at market rates as a service provided to the Customer for which you believe you are the principal under EITF 99-19.

Our Rationale
SOP 00-2, paragraph 92 notes that the accounting for an Arrangement should be based on facts, circumstances, and contractual arrangements. Implicit in accounting for the consideration received as revenue is an assertion that 4 Kids provided a product or service to the Customer. In both the supplemental information you provided and in your previous correspondence, that service as it relates to production is described as producing an episodic television show about intellectual property created, owned and controlled by the Customer. Because 4 Kids generally incurs 100% of the production costs, the substance when viewed as a revenue transaction appears to be the sale by 4 Kids of 50% of its interest in the episodic television series it created and delivered to the Customer. SOP 00-2 applies to the sale of an episodic television series and the related direct and indirect costs incurred to generate the series absent a scope exception.

Your accounting for the Arrangement as a revenue transaction appears to be inconsistent with the scope exception provided in SOP 00-2, paragraph 92. The nature of the arrangements identified in SOP 00-2, paragraph 92 are not revenue transactions, with the possible exception cited being an EITF 88-18 transaction. You have not asserted that EITF 88-18 applies to your Arrangement nor does it appear to apply in light of the Customer's exclusive ownership of the intellectual property on which the episodic television is based and from which future cash flows will be generated. Further, we observe that the EITF 88-18 model, if applicable, includes a rebuttable presumption that proceeds received from the Customer are debt because of 4 Kids continuing involvement in the cash flows due the Customer.

The description of the consideration to be paid by the Customer does not cause the costs incurred to generate that consideration to be an SOP 00-2, paragraph 92 arrangement. We acknowledge that the consideration paid by the Customer is described as 50% of 4 Kids productions costs reimbursed at market rates. However, we believe that this only serves to reinforce the substance of the transaction when viewed as a revenue transaction, namely the sale by 4 Kids of 50% of the outcome of its production efforts, rather than suggest that some of 4 Kids production costs should be excluded from SOP 00-2.

The Customer's accounting for the consideration paid as an SOP 00-2 capitalized film cost does not obviate the need for 4 Kids to apply SOP 00-2 to the costs it incurred to generate revenue from the sale of a 50% interest in the episodic television series. Proper application of generally accepted accounting principles can in certain circumstances lead to asymmetrical accounting by parties to a transaction. Such asymmetry does not cause the Arrangement to be excluded from the requirements of SOP 00-2. While not determinative, we note that because the SOP 00-2 individual-film-forecast-computation method amortizes cost in the same ratio that current period actual revenue bears to estimated unrecognized revenue, the sale by 4 Kids of a 50% interest in the episodic television series it created will cause amortization of capitalized film cost to increase in the period in which it is appropriate to recognize revenue from the Customer. Whether that increased amortization will equal 50% of the production costs incurred by 4 Kids will depend in part on 4 Kids estimates of ultimate revenue as that term is used in SOP 00-2.

Alternative Accounting
In your March 30, 2009 response, you assert that the Arrangement is not within the scope of EITF 07-1 because the Customer is not an active participant. However, the supplemental information you provided on April 21, 2009 appears to describe ownership and approval rights retained by the Customer that may be consistent with active participation, as described in EITF 07-1. 4 Kids may wish to reevaluate whether the Arrangement is an EITF 07-1 collaborative arrangement and whether the accounting described in Illustration 4 to EITF 07-1 would be appropriate. If 4 Kids believes that the Arrangement is an EITF 07-1 collaborative arrangement, please provide an analysis of whether the profit inherent in the reimbursement of production costs would be more appropriately reflected as a deposit liability rather than reduction of capitalized film costs.

2. In your March 30, 2009 letter you indicate that 4 Kids records production revenue when the services on the respective animated episodes are performed. This policy appears to be inconsistent with the revenue recognition criteria in SOP 00-2. As noted in the preceding comment, we believe that if 4 Kids continues to believe that accounting for the Customer Arrangement as a revenue transaction is appropriate, 4 Kids should restate its financial statements to apply SOP 00-2 to both the revenues generated and costs incurred under the Arrangement to produce and distribute the film.

3. Please provide proposed revised financial statement disclosure about the Arrangement that identifies: the rights and obligations of the parties; the deliverables in the Arrangement; the unit(s) of account and how it was determined (see for example EITF 00-21); the accounting for each unit of account, including the classification of and timing of recognition of consideration received and costs incurred.

4. The April 21, 2009 supplemental information appears to suggest that 4 Kids has an obligation to advertise the episodic television and that the Customer has an obligation to purchase air time and/or advertising from 4 Kids. Please ensure that the disclosure requested in the preceding comment address your accounting for this aspect of the Arrangement. See for example SOP 00-2, paragraph 21.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact me at 202-551-3226 if you have any questions regarding the above comments.

Sincerely,

Craig D. Wilson
Sr. Asst. Chief Accountant